

Mail Stop 3561

April 13, 2016

Akhil Johri
Executive Vice President, Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

> **Re:** **United Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2015**
> **File No. 001-00812**

Dear Mr. Johri:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 1: Summary of Significant Accounting Principles

Contract Accounting and Separately Priced Maintenance and Extended Warranty Aftermarket Contracts, page 38

1. Please disclose the change in contract estimates that impacted operating profits for each year presented pursuant to ASC 250-10-50-4.

Note 10: Equity, page 50

2. We note that you entered into accelerated share repurchase agreements to repurchase $6 billion of common stock. The remaining portion of the repurchase after the initial purchase on November 16, 2015 will be settled over six tranches. In particular, you disclose that upon settlement of each tranche you may, under certain limited circumstances, be required to deliver shares or make additional payments to the counterparties. You further disclose that the ASR agreements include mechanisms to

determine the number of shares or the amount of cash that will be delivered at settlement, and specific circumstances under which adjustments may be made to the repurchase transactions and under which the repurchase transactions may be canceled prior to the scheduled maturity. Please tell us in more detail the terms of the agreement including the settlement alternatives, in particular any requirements to cash settle or for which the counterparty has a choice of cash or share settlement, any pricing adjustments and early cancellation provisions associated with the remaining tranches. Also tell us how you are accounting for the remaining tranches and how the guidance in ASC 505-30-25-5 and 25-6 and ASC 815-40, with emphasis on ASC 815-40-25, was considered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure